

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

Scott Maw
Chief Financial Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134

      Re: **Starbucks Corporation**
              Form 10-K for Fiscal Year Ended September 28, 2014
              Filed November 14, 2014
              File No. 000-20322

Dear Mr. Maw:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Lyn Shenk

                          Lyn Shenk
                          Branch Chief